AB 3/29

AB 3/6

[redacted]

U
SECURITIES AN
12013187
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 05 2012
Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 68124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBW Capital Markets
DE Koning Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1743 Wazee Street, Suite 250
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kendrik de Koning 303-573-1212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Kendrik de Koning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBW Capital Markets, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

My Commission Expires 09/14/2013

ANDREW LOZOYA NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS
(SEC File No. 8-68124)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246

<u>DE KONING CAPITAL MARKETS, LLC</u>
<u>DBA BBW CAPITAL MARKETS</u>
(SEC File No. 8-68124)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Members
de Koning Capital Markets, LLC
dba BBW Capital Markets
Denver, Colorado

We have audited the accompanying statement of financial condition of de Koning Capital Markets, LLC dba BBW Capital Markets (a limited liability company) as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of de Koning Capital Markets, LLC dba BBW Capital Markets at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

H & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 10, 2012

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	371,300
Commission receivable		27,957
Prepaid expenses		2,915
TOTAL ASSETS	$	402,172

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Due to related entity	$	62,586
Accounts payable		10,765
Accrued liabilities		2,091
Total current liabilities		75,442
MEMBERS' EQUITY		326,730
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	402,172

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE:		
Commissions	$	462,787
Dividend income		1,909
Other income		1,433
		466,129
OPERATING EXPENSES:		
Overhead charges paid to related entity		262,674
Commission expense		250,000
Salaries and commissions		56,665
Insurance		19,763
Marketing		13,090
Filing and registration fees		6,696
Professional fees		5,300
Payroll taxes		4,856
Miscellaneous operating expenses		286
		619,330
NET LOSS	$	(153,201)

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity at January 1, 2011	$	541,431
Net loss		(153,201)
Member distributions		(61,500)
Members' equity at December 31, 2011	$	326,730

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(153,201)
Adjustments to reconcile net income to net cash provided by operations:		
Increase (decrease) in cash resulting from change in:		
Commission receivable		351,316
Prepaid expenses		(2,915)
Due to related party		5,573
Accounts payable		10,765
Accrued liabilities		2,091
NET CASH PROVIDED BY OPERATING ACTIVITIES		213,629
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions		(61,500)
NET CASH USED FOR FINANCING ACTIVITIES		(61,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS		152,129
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		219,171
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	371,300

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

A. Summary of Significant Accounting Policies

Organization

de Koning Capital Markets, LLC d/b/a BBW Capital Markets (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2011. The Company's policy is not to accrue interest on commissions receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

A. Summary of Significant Accounting Policies (Continued)

Income Taxes (continued)

The Company files income tax returns in the U.S. federal jurisdiction and the state of Colorado. The Company remains subject to U.S. federal and state income tax examinations by tax authorities for 2010 and 2011.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2011 or 2010.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Transactions with Related Entities

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2011, the Company paid this related entity $262,674. The Company owed this related entity $62,586 at December 31, 2011.

C. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2011, the Company's net capital was $321,748 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

D. Significant Clients

The Company generally derives significant revenue from a few key clients. In 2011, the Company derived 83% of total fee revenue from four clients.

E. Subsequent Events

Subsequent events have been evaluated through February 10, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 326,730
DEDUCTIONS:	
Haircuts on securities	(2,067)
Nonallowable assets	(2,915)
NET CAPITAL	$ 321,748
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 75,442
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0:2345

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

DE KONING CAPITAL MARKETS, LLC
DBA BBW CAPITAL MARKETS

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 10, 2012

To The Members
de Koning Capital Markets, LLC
dba BBW Capital Markets
Denver, Colorado

In planning and performing our audit of the financial statements of de Koning Capital Markets, LLC dba BBW Capital Markets (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In

fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Members
de Koning Capital Markets, LLC
dba BBW Capital Markets
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by de Koning Capital Markets, LLC dba BBW Capital Markets and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating de Koning Capital Markets, LLC dba BBW Capital Markets' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). de Koning Capital Markets, LLC dba BBW Capital Markets' management is responsible for the de Koning Capital Markets, LLC dba BBW Capital Markets' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the

adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HARDING AND HITTESDORF, P.C.
February 10, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

de Koning Capital Markets, LLC
dba BBW Capital Markets
1743 Wazee Street, Suite 250
Denver, CO 80202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kendrik de Koning, 303-864-1213

2. A.	General Assessment (item 2e from page 2)	$ 1,157
B.	Less payment made with SIPC-6 filed (exclude interest) 7/22/2011 Date Paid	(544)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	613
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 613
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 613
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

de Koning Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director
(Title)

Dated the 25th day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 462,788
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 462,788
2e. General Assessment @ .0025	$ 1,156.97
	(to page 1, line 2.A.)